EXHIBIT 99.1

Osisko Gold Completes Name Change from Osisko Development

TORONTO, July 15, 2026 (GLOBE NEWSWIRE) -- Osisko Gold Group Inc. (NYSE: ODV, TSXV: ODV) ("Osisko Gold" or the "Company") is pleased to announce the completion of its previously announced name change to "Osisko Gold Group Inc." from "Osisko Development Corp." (and "Groupe Aurifère Osisko Inc." from "Osisko Développement Corp."), effective July 14, 2026 (the "Name Change"), following receipt of shareholder approval at its annual and special meeting of shareholders held on June 23, 2026, and receipt of other applicable regulatory approvals.

The Osisko Gold common shares are expected to commence trading under its new name and stock ticker symbol "OGG" on the TSX Venture Exchange ("TSXV") and the New York Stock Exchange ("NYSE") at market open on July 20, 2026.

In addition, the trading symbols for the Company's common share purchase warrants are also expected to change effective at market open on July 20, 2026: (i) warrants trading under "ODVWZ" on the Nasdaq Stock Market ("Nasdaq") and "ODV.WT.U" on the TSXV will change to "OGGWZ" and "OGG.WT.U", respectively; and (ii) warrants trading on the TSXV under "ODV.WT.A" and "ODV.WT.V" will change to "OGG.WT.A", and "OGG.WT.V", respectively.

In connection with the name and stock ticker symbol changes of the Company's listed securities, the CUSIPs and ISIN's of the Company's securities will change as well. For the Company's common shares, the CUSIP and ISIN will be changed to 68827X105 and CA68827X1050, respectively. In addition, the following new CUSIP and ISIN numbers have been assigned to the warrants of the Company: (i) OGG.WT.A: CUSIP 68827X139 and ISIN CA68827X1399; (ii) OGG.WT.U (TSXV) and OGGWZ (Nasdaq): CUSIP 68827X113 and ISIN CA68827X1134; and (iii) OGG.WT.V: CUSIP 68827X121 and ISIN CA68827X1217.

There are no anticipated interruptions to the Company's trading activities in connection with the Name Change. Certificates and direct registration system ("DRS") statements representing common shares and purchase warrants of the Company will not be affected by the Name Change and securityholders will not be required to exchange their securities or take any other action. Securityholders holding physical share certificates of the Company may request replacement certificates from the Company's transfer agent; however, new certificates are not required and will not be automatically issued.

The Name Change reflects the Company's evolution toward a primary gold and precious metals-focused asset base in North America, anchored by the continued de-risking and advancement of its fully permitted Cariboo Gold Project in British Columbia, Canada. In connection with the Name Change, the Company has also rebranded its website to www.osiskogold.ca.

ABOUT OSISKO GOLD GROUP INC.

Osisko Gold Group Inc. is a continental North American gold development company focused on past producing mining camps with district-scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project, located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Gold is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskogold.ca	Email: prabenok@osiskogold.ca
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, as amended) (collectively, "forward-looking statements"). Such forward-looking statements are identified with words such as "may", "will", "would", "could", "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee", "objective", "strategy", variants of these words or the negative or comparable terminology, as well as terms usually used in the future and the conditional. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications, limitations or statements pertaining to: the Company's anticipated trading of its securities under its updated stock ticker symbols; the Company's objective of becoming an intermediate gold producer (if at all); the ability to develop the Cariboo Gold Project and its status as being fully permitted; and the exploration potential and prospectivity (if any) of its properties. Such forward-looking statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. These assumptions include, but are not limited to: the change in the Company's trading symbols and the marketplace effective date of such changes, absence of any work stoppages or suspensions at the Company's projects; favourable regulatory conditions and approvals; the ability to maintain adequate personnel and contractor levels; the absence of unforeseen ground conditions or other geological challenges; the availability of necessary equipment, supplies and infrastructure; and general economic and market conditions. Actual results could differ materially due to a number of factors, including, without limitation: risks related to the exploration, development and operation of the Cariboo Gold Project; health, safety and security incidents; regulatory delays or changes in regulatory framework and applicable laws; labour shortages or disputes; general economic and market conditions and business conditions in the mining industry; fluctuations in commodity and currency exchange rates; changes in regulatory framework and applicable laws, as well as those risks and factors disclosed in the Company's most recent annual information form, financial statements and management's discussion and analysis as well as other public filings on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov). Although the Company believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.